UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40487

HUT 8 MINING CORP.

(Exact Name of Registrant as Specified in Its Charter)

24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this Form 6-K of the Registrant is hereby incorporated by reference as an exhibit to the Registration Statements on Form F-10 (File No. 333-266608) and Form S-8 (File No. 333-257352) of the Registrant, as amended or supplemented.

Exhibit

Exhibit No.	Description

99.1	Material Change Report, dated February 15, 2023.
99.2	Business Combination Agreement, dated February 6, 2023, by and among Hut 8 Corp., Hut 8 Mining Corp. and U.S. Data Mining Group, Inc. (incorporated by reference from Exhibit 2.1 of Hut 8 Corp.’s Form S-4 (File No. 333-269738), filed with the Securities and Exchange Commission on February 13, 2023).
99.3	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Alexia Hefti.
99.4	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Bill Tai.
99.5	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Erin Dermer.
99.6	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Jaime Leverton.
99.7	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and James Beer.
99.8	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Joseph Flinn.
99.9	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Josh Rayner.
99.10	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Sue Ennis.
99.11	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Aniss Amdiss.
99.12	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Shenif Visram.
99.13	Voting and Support Agreement, dated as of February 6, 2023, by and among U.S. Data Mining Group, Inc. and Rick Rickertsen.
99.14	Stockholder Support Agreement, dated February 6, 2023, by and between Hut 8, USBTC and the USBTC stockholders named therein (incorporated by reference from Exhibit 10.10 of Hut 8 Corp.’s Form S-4 (File No. 333-269738), filed with the Securities and Exchange Commission on February 13, 2023).
99.15	Strategic Merger of Hut 8 Mining and US Bitcoin Corp – Presentation for Investors, dated February 7, 2023.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUT 8 MINING CORP.

Date: February 16, 2023	By:	/s/ Jaime Leverton
Name: Jaime Leverton
Title: Chief Executive Officer

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